Exhibit 15.2

February 9, 2024

FLJ Group Limited

Room 1610

No.917, East Longhua Road

Huangpu District, Shanghai, 200023

People’s Republic of China

Dear Sir/Madam:

We hereby consent to the references to our firm’s name under the headings “Part I—Risks Associated with Being Based in or Having the Majority of the Operations in China” and “Item 3. Key Information” in FLJ Group Limited’s annual report on Form 20-F (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ JunHe LLP
JunHe LLP